Exhibit 99.1

Investor Contact:

Kelsey Turcotte

The Blueshirt Group

(917) 842-0334

Kelsey@blueshirtgroup.com

Kornit Digital Reports Second Quarter 2020 Results

Announces Acquisition of Custom Gateway, a leading global provider of cloud software workflow solutions enabling on-demand apparel and home décor production

●	Second quarter revenue of $37.4 million, net of non-cash warrants impact of $0.8 million
●	Second quarter GAAP operating loss of $5.3 million; Non-GAAP operating loss of $2.5 million, including $0.8 million attributed to the non-cash impact of warrants
●	Inflection in online channels, acceleration of digital transformation in textile industry drives strong performance in North America
●	Robust pipeline and strong momentum
●	Combination of Custom Gateway’s software workflow portfolio with Kornit’s existing technologies will bring to the market a unique, end-to-end solution for on-demand textile production.

Rosh-Ha’Ayin, Israel – August 11, 2020 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global textile industry, today reported results for the second quarter ended June 30, 2020.

“We are very pleased to see strong momentum in the business as customers reopened sites in April and reengaged in big projects in response to significant demand, particularly in online channels. Looking ahead, we believe that we are at one of the most exciting times in our Company’s history, as the mega trends in our industry have accelerated the transition to digital textile production where we are in a unique position to benefit,” said Ronen Samuel, Kornit Digital’s CEO. “For Kornit, we believe this inflection point will drive a V-shaped recovery in the business as we help brands and strategic partners quickly adopt agile, digital, and sustainable on-demand textile manufacturing.”

Samuel continued, “We are also very excited to announce the acquisition of Custom Gateway, a leading provider of cloud software workflow solutions. This highly strategic acquisition accelerates our organic development effort and, when combined with Kornit’s technologies, will bring to the market a unique offering for end-to-end management of sustainable on-demand textile production. This combination further extends our market leadership.”

2019 GAAP and Non-GAAP figures in today’s press release are presented using a different valuation basis for the warrants impact compared to previous years as a result of the recently issued accounting standards update (ASU 2019-08).

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the second quarter of 2020 and 2019, respectively:

Second Quarter Warrants Impact

	Three Months Ended
	June 30,
	2020				2019
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$37.4	M	$0.8	M	$45.3	M	$1.0	M
Non-GAAP Gross Margin	44.1%		123	bps	47.7%		110	bps
Non-GAAP Operating Margin	(6.8)%		235	bps	9.2%		191	bps
Non-GAAP Net Margin	(3.6)%		228	bps	9.5%		190	bps
Non-GAAP Diluted Earnings (Loss) Per Share	$(0.03)		$0.02		$0.11		$0.03

“We are very excited by the huge opportunity we see in the market that has resulted in an unprecedented pipeline and very good visibility. The team is highly engaged with new customers as well as strategic partners’ system implementations that will not only drive system revenue over the coming quarters but will also create long-term demand for ink and services,” said Guy Avidan, Kornit Digital’s Chief Financial Officer. “As we head into the back of 2020, we are focused on a strong finish to the year and committed to profitability for fiscal 2020.”

Second Quarter 2020 Results of Operations

●	Total revenue for the second quarter of 2020 was $37.4 million, net of $0.8 million attributed to the non-cash impact of warrants, compared to $45.3 million, net of $1.0 million attributed to the non-cash impact of warrants in the prior year period.
●	GAAP net loss for the second quarter of 2020 was $4.6 million, or $0.11 per diluted share, compared to net income of $1.9 million, or $0.05 per diluted share, for the second quarter of 2019.
●	Non-GAAP net loss for the second quarter 2020 was $1.3 million, or $0.03 per diluted share, including $0.02 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $4.3 million, or $0.11 per diluted share, net of $0.03 per diluted share attributed to the non-cash impact of warrants, for the second quarter of 2019.

Third Quarter 2020 Guidance

The Company will discuss its expectations for the third quarter and the balance of 2020 live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

Second Quarter Earnings Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263 The toll-free Israeli number is 1 809 406 247. The confirmation code is 13707102.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13707102. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, August 11, 2020, until 11:59 p.m. ET on Tuesday, August 25, 2020. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Upcoming Fireside Chat to Discuss Custom Gateway Acquisition

The Company will host a virtual fireside chat for investors on Tuesday, August 18, 2020 at 10:30 a.m. ET to discuss the acquisition of Custom Gateway and the related market opportunity. Dial-in details and webcast information will be available on the investor relations section of Kornit’s website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems, ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, the availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission on March 23, 2020. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and the one-time impact of COVID-19 and the tax effect of the foregoing. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

About Custom Gateway

For more information on Custom Gateway, please visit Custom Gateway’s website.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,448	$40,743
Short-term bank deposit	79,804	95,000
Marketable securities	36,453	32,567
Trade receivables, net	39,803	40,510
Inventory	42,126	37,477
Other accounts receivable and prepaid expenses	7,910	6,985
Total current assets	253,544	253,282

LONG-TERM ASSETS:
Marketable securities	73,687	95,393
Deposits and prepaid expenses	438	356
Severance pay fund	295	301
Deferred taxes	9,025	7,781
Property,plant and equipment, net	24,182	17,489
Operating lease right-of-use assets	22,859	22,806
Intangible assets, net	2,132	2,494
Goodwill	5,564	5,564
Total long-term assets	138,182	152,184

Total assets	$391,726	$405,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$13,021	$23,449
Employees and payroll accruals	9,435	9,165
Deferred revenues and advances from customers	2,579	2,688
Operating lease liabilities	4,061	3,902
Other payables and accrued expenses	6,796	6,373
Total current liabilities	35,892	45,577

LONG-TERM LIABILITIES:
Accrued severance pay	1,092	1,035
Operating lease liabilities	19,076	19,231
Other long-term liabilities	1,177	1,320
Total long-term liabilities	21,345	21,586

SHAREHOLDERS’ EQUITY	334,489	338,303

Total liabilities and shareholders’ equity	$391,726	$405,466

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Revenues
Products	$54,246	$71,030	$31,859	$38,786
Services	9,402	12,893	5,577	6,547
Total revenues	63,648	83,923	37,436	45,333

Cost of revenues
Products	27,086	34,209	14,930	17,787
Services	12,736	13,891	6,708	7,450
Total cost of revenues	39,822	48,100	21,638	25,237

Gross profit	23,826	35,823	15,798	20,096

Operating expenses:
Research and development	13,524	10,776	7,041	5,309
Selling and marketing	16,788	16,473	8,291	9,205
General and administrative	11,864	8,356	5,794	4,313
Total operating expenses	42,176	35,605	21,126	18,827
Operating income (loss)	(18,350)	218	(5,328)	1,269
Financial income, net	2,797	545	592	549
Income (loss) before taxes on income	(15,553)	763	(4,736)	1,818

Taxes on income (Tax benefit)	(927)	20	(164)	(85)
Net income (loss)	(14,626)	743	(4,572)	1,903

Basic earnings (losses) per share	$(0.36)	$0.02	$(0.11)	$0.05

Weighted average number of shares used in computing basic earnings (losses) per share	40,817,593	35,547,223	40,872,497	35,962,455

Diluted earnings (losses) per share	$(0.36)	$0.02	$(0.11)	$0.05

Weighted average number of shares used in computing diluted earnings (losses) per share	40,817,593	36,767,656	40,872,497	37,287,748

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$39,822	$48,100	$21,638	$25,237
Cost of product recorded for share-based compensation (1)	(491)	(237)	(277)	(129)
Cost of service recorded for share-based compensation (1)	(360)	(230)	(210)	(116)
Intangible assets amortization on cost of product (3)	(50)	(50)	(25)	(25)
Excess cost of product on acquired inventory (a)	-	(2,790)	-	(1,236)
Acquisition related expenses (2)	-	(28)	-	-
COVID-19 one time impact (4)	(446)	-	(202)	-
Non-GAAP cost of revenues	$38,475	$44,765	$20,924	$23,731

GAAP gross profit	$23,826	$35,823	$15,798	$20,096
Gross profit adjustments	1,347	3,335	714	1,506
Non-GAAP gross profit	$25,173	$39,158	$16,512	$21,602

GAAP operating expenses	$42,176	$35,605	$21,126	$18,827
Share-based compensation (1)	(3,779)	(2,276)	(2,035)	(1,198)
Acquisition related expenses (2)	-	(57)	-	-
Intangible assets amortization (3)	(251)	(308)	(116)	(179)
COVID-19 one time impact (4)	69	-	80	-
Non-GAAP operating expenses	$38,215	$32,964	$19,055	$17,450

GAAP Financial income	$2,797	$545	$592	$549
Foreign exchange losses associated with ASC 842	(82)	538	528	203
Non-GAAP Financial income	$2,715	$1,083	$1,120	$752

GAAP Taxes on income (Tax benefit)	$(927)	$20	$(164)	$(85)
Tax effect on to the above non-GAAP adjustments	(180)	871	(98)	382
Tax benefit (b)	1,015	460	169	295
Non-GAAP Taxes on income (Tax benefit)	$(92)	$1,351	$(93)	$592

GAAP net income (loss)	$(14,626)	$743	$(4,572)	$1,903
Share-based compensation (1)	4,630	2,743	2,522	1,443
Acquisition related expenses (2)	-	85	-	-
Intangible assets amortization (3)	301	358	141	204
COVID-19 one time impact (4)	377	-	122	-
Excess cost of product on acquired inventory (a)	-	2,790	-	1,236
Foreign exchange losses associated with ASC 842	(82)	538	528	203
Tax effect on to the above non-GAAP adjustments	180	(871)	98	(382)
Deferred taxes on income (Tax benefit) (b)	(1,015)	(460)	(169)	(295)
Non-GAAP net income (loss)	$(10,235)	$5,926	$(1,330)	$4,312

GAAP diluted earnings (losses) per share	$(0.36)	$0.02	$(0.11)	$0.05

Non-GAAP diluted earnings (losses) per share	$(0.25)	$0.16	$(0.03)	$0.11

Weighted average number of shares

Shares used in computing GAAP diluted net earnings (losses) per share	40,817,593	36,767,656	40,872,497	37,287,748

Shares used in computing Non-GAAP diluted net earnings (losses) per share	40,817,593	36,976,062	40,872,497	37,532,617

(1) Share-based compensation
Cost of product revenues	491	237	277	129
Cost of service revenues	360	230	210	116
Research and development	780	600	436	345
Selling and marketing	1,381	636	740	321
General and administrative	1,618	1,040	859	532
	4,630	2,743	2,522	1,443
(2) Acquisition related expenses
Cost of product revenues	-	28	-	-
Selling and marketing	-	14	-	-
General and administrative	-	43	-	-
	-	85	-	-
(3) Intangible assets amortization
Cost of product revenues	50	50	25	25
Selling and marketing	251	308	116	179
	301	358	141	204

(4) COVID-19 one time impact
Cost of product revenues	453	-	209	-
Cost of service revenues	(7)	-	(7)	-
Research and development	(57)	-	(57)	-
Selling and marketing	(1)	-	(12)	-
General and administrative	(11)	-	(11)	-
	377	-	122	-

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.
(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$(14,626)	$743	$(4,572)	$1,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,196	2,222	1,095	1,141
Fair value of warrants deducted from revenues	1,406	1,534	841	974
Share-based compensation	4,630	2,743	2,522	1,443
Amortization of discount on marketable securities	165	(84)	76	(50)
Realized gain on sale of marketable securities	(102)	(271)	-	(271)
Decrease (increase) in trade receivables	616	(12,163)	(6,769)	(8,022)
Decrease (increase) in other receivables and prepaid expenses	(844)	750	135	(532)
Decrease (increase) in inventory	(5,205)	(1,525)	4,298	78
Decrease (increase) in operating leases right-of-use assets	33	34	(30)	10
Decrease (increase) in deferred taxes, net	(1,384)	(646)	(278)	(460)
Decrease (increase) in other long term assets	(82)	204	(87)	(6)
Increase (decrease) in trade payables	(9,891)	3,782	(8,387)	1,114
Increase (decrease) in operating lease liabilities	(82)	538	527	203
Increase (decrease) in employees and payroll accruals	335	(783)	688	(1,909)
Decrease in deferred revenues and advances from customers	(107)	(1,774)	(12)	(453)
Increase in other payables and accrued expenses	432	952	792	605
Increase in accrued severance pay, net	63	7	92	44
Decrease in other long term liabilities	(143)	(210)	(13)	(12)
Loss from sale and disposal of property and Equipment	75	-	-	-
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	183	11	(127)	(182)

Net cash used in operating activities	(22,332)	(3,936)	(9,209)	(4,382)

Cash flows from investing activities:

Purchase of property and equipment	(8,511)	(1,964)	(4,936)	(1,310)
Acquisition of intangible assets and capitalization of software development costs	(121)	(650)	(40)	(650)
Proceeds from sale of property and equipment	4	-	-	-
Cash paid in connection with acquisition	-	(4,715)	-	-
Decrease (increase) in bank deposits	15,196	(77,000)	1,346	(68,000)
Proceeds from sale of marketable securities	20,802	30,445	-	29,807
Proceeds from maturity of marketable securities	17,445	500	5,343	-
Purchase of marketable securities	(18,542)	(44,599)	(9,801)	-

Net cash provided by (used in) investing activities	26,273	(97,983)	(8,088)	(40,153)

Cash flows from financing activities:

Proceeds from secondary offering, net	-	130,379	-	130,379
Exercise of employee stock options	2,804	2,269	1,236	1,125
Payments related to shares withheld for taxes	(64)	-	(11)	-
Payment of contingent consideration	-	(303)	-	-

Net cash provided by financing activities	2,740	132,345	1,225	131,504

Foreign currency translation adjustments on cash and cash equivalents	24	(8)	43	22
Increase (decrease) in cash and cash equivalents	6,705	30,418	(16,029)	86,991
Cash and cash equivalents at the beginning of the period	40,743	74,132	63,477	17,559
Cash and cash equivalents at the end of the period	47,448	104,550	47,448	104,550

Non-cash investing and financing activities:

Purchase of property and equipment on credit	384	658	384	658
Inventory transferred to be used as property and equipment	511	-	214	-
Property and equipment transferred to be used as inventory	51	-	-	-
Issuance expenses on credit	-	648	-	648
Receipt on account of shares	13	811	13	811
Lease liabilities arising from obtaining right-of-use assets	2,187	-	267	-
Capitalization of software development costs	-	87	-	87